Filed by BBX Capital Corporation

Commission File No. 001-13133

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: BBX Capital Corporation

Commission File No. 001-13133

OTCQB: BFCF

BFC Financial Corporation (“BFC”) (OTCQB: BFCF) is a holding company whose principal holdings include a 54% indirect ownership interest in Bluegreen Corporation and a 52% ownership interest in BBX Capital Corporation (NYSE: BBX). Bluegreen is a leading leisure/hospitality management and marketing company with desirable vertical integration, focused on the timeshare industry. BBX Capital, a New York Stock Exchange listed company, is involved in the acquisition, ownership and management of, and joint ventures and investments in real estate and real estate development projects as well as investments and management of middle market operating businesses. In addition, BBX Capital has a 46% indirect ownership interest in Bluegreen Corporation. As a result of their 54% and 46% indirect ownership interest in Bluegreen, described above, BFC and BBX Capital indirectly own 100% of Bluegreen.

As of June 30, 2014, BFC had total consolidated assets of approximately $1.4 billion, shareholders’ equity attributable to BFC of approximately $252.5 million, and total consolidated equity of approximately $445.6 million. BFC’s book value per share at June 30, 2014 was $3.19. For more information, visit www.BFCFinancial.com.

BFC Selected Financial Data (Consolidated)

Second Quarter, 2014 Compared to Second Quarter, 2013

•	Total revenues of $173.3 million vs. $132.2 million

•	Net income of $9.3 million vs. a net loss of $(1.7) million

•	Diluted earnings per share of $0.11 vs. diluted loss per share of $(0.02)

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

•	Total revenues of $324.0 million vs. $254.8 million

•	Net income of $12.4 million vs. a net loss of $(4.3) million

•	Diluted earnings per share of $0.15 vs. diluted loss per share of $(0.05)

September 2014

Bluegreen manages, markets and sells vacation ownership interests in the Bluegreen Vacation Club®, a flexible points based, deeded vacation ownership plan with 180,000 owners, over 60 owned or managed resorts and nearly 5,000 employees. For more information, please visit: www.BluegreenVacations.com

•	With a strong emphasis on the customer experience and an attractive demographic profile, the Bluegreen platform supports three sources of revenues: traditional timeshare business, growing fee-based services business, and finance business.

•	Bluegreen also provides various timeshare services and product offerings which allows third-party property owners, developers, lenders and investors, to benefit from the Bluegreen Vacation Club product and sales distribution platform. Services are based on Bluegreen’s core competencies in: Sales & Marketing, Property Management, Risk Management, Title & Escrow, Design & Development, and Mortgage Servicing.

•	Founded in 1966 and entered the timeshare space in 1994, today Bluegreen is one of the largest timeshare companies. Bluegreen was publicly-traded from 1985 – 2013 (formerly NYSE: BXG)

•	Companies in the timeshare industry include: Wyndham, Marriott, Starwood, Hilton, Hyatt, Disney and Diamond.

•	In 2013, Bluegreen paid cash dividends of $47.0 million to Woodbridge Holdings, its parent company, and Woodbridge in turn, after expenses, paid $44.3 million of cash dividends pro rata to BFC (54%) and BBX Capital (46%) in 2013. For the six month period ended June 30, 2014, Bluegreen paid cash dividends of $33.5 million to Woodbridge Holdings, and Woodbridge in turn, after expenses, paid $32.3 million of cash dividends, pro rata to BFC (54%) and BBX Capital (46%) during the six month period ended June 30, 2014.

Bluegreen Highlights for the Second Quarter, 2014 Compared to Second Quarter, 2013

•	System-wide sales of Vacation Ownership Interests (“VOIs”) were $139.0 million vs. $116.4 million

•	Legacy sales of VOIs under Bluegreen’s traditional business model were $46.8 million vs. $65.9 million

•	Sales of VOIs under Bluegreen’s “capital-light” business strategy (1) were $92.2 million vs. $50.5 million

•	Secondary market sales of VOIs were $17.3 million vs. $3.8 million

•	Just-in-time sales of VOIs were $9.7 million vs. $5.9 million

•	Sale of third party VOIs – commission basis were $65.2 million vs. $40.9 million & generated sales and marketing commissions of $43.2 million vs. $26.7 million

•	Other fee-based revenue rose 13% to $23.0 million

•	Income from continuing operations was $20.3 million vs. $12.1 million

•	EBITDA(1) was $37.6 million vs. $23.5 million

•	Income from continuing operations before income taxes was $31.7 million vs. $17.7 million

•	Operating profit was $31.2 million vs. $17.5 million

(1)	EBITDA is defined as earnings, or income from continuing operations, before taking into account interest income (other than interest earned on VOI notes receivable), interest expense (other than interest expense incurred on financings related to Bluegreen’s receivable-backed notes payable), provision for income taxes and franchise taxes, and depreciation and amortization. For purposes of the EBITDA calculation, Bluegreen does not adjust for interest income earned on Bluegreen’s VOI notes receivable or the interest expense incurred on debt that is secured by such notes receivable because Bluegreen considers both to be part of the operations of its business. Bluegreen considers its EBITDA to be an indicator of its operating performance, and Bluegreen uses it to measure Bluegreen’s ability to service its debt, fund its capital expenditures and expand its business.

September 2014

NYSE: BBX

BBX Capital, a New York Stock Exchange listed company (NYSE: BBX), is involved in the acquisition, ownership and management of, and joint ventures and investments in real estate and real estate development projects as well as investments and management of middle market operating businesses. In addition, BBX Capital has a 46% indirect ownership interest in Bluegreen Corporation.

As of June 30, 2014, BBX Capital had total consolidated assets of $399.3 million, shareholders’ equity attributable to BBX Capital of approximately $312.7 million, and total consolidated equity of approximately $314.1 million. BBX Capital’s book value per share at June 30, 2014 was $19.54. For more information, please visit: www.BBXCapital.com

BBX Capital Selected Financial Data (Consolidated)

Second Quarter, 2014 Compared to Second Quarter, 2013

•	Total revenues of $22.9 million vs. $6.1 million

•	Net income of $7.2 million vs. Net loss of ($2.8) million

•	Diluted earnings (loss) per share of $0.43 vs. ($0.18)

•	Book value per share was $19.54 vs. $15.53

•	BB&T’s preferred interest in FAR was $27.0 million vs. $154.5 million

(BB&T’s preferred interest in FAR was $16.4 million as of July 31, 2014)

•	Real estate was $131.1 million vs. $73.9 million

•	Loans receivable were $39.5 million vs. $227.1 million

•	Loans held-for-sale were $46.6 million vs. $19.0 million

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

•	Total revenues of $44.1 million vs. $13.0 million

•	Net income of $8.4 million vs. Net loss of ($9.4) million

•	Diluted earnings (loss) per share of $0.52 vs. ($0.59)

BBX Capital Partners: BBX Capital, through its BBX Capital Partners Division, is actively engaged in investments in operating companies. Our goal at BBX Capital is to diversify our assets so that a meaningful percentage of our assets and income will be derived from operating businesses. It is our objective that the investments and acquisitions sourced by BBX Capital Partners will diversify our overall company risk profile and contribute more consistent cash flows and earnings over time.

BBX Capital Real Estate: Our real estate activities, including the BankAtlantic legacy loan and foreclosed real estate portfolios, fall under the umbrella of our BBX Capital Real Estate Division. As previously announced, we are liquidating some legacy real estate while holding and managing others for capital appreciation and development. We are also pursuing new real estate development opportunities, unrelated to the legacy portfolios. We are currently actively engaged in real estate development and operating activities involving real estate obtained through foreclosure and real estate purchased from third parties, including land entitlement activities, property renovations, asset management, and pursuing joint venture opportunities involving the contribution of these properties and/or cash investments in joint ventures with third party development partners.

September 2014

BFC and Affiliates: Historical Activities and Investments

1972—2014

•	Real Estate Acquisition and Management—$1+ Billion

•	Banking—100 Branches, $6.5 Billion in Assets

•	Commercial Real Estate Lending—$3+ Billion

•	Investment Banking & Brokerage—1,000 Investment Professionals

•	Homebuilding—Thousands of Homes, “America’s Oldest Homebuilder”

•	Planned Community Development—9,000 Acres

•	Asian Themed Restaurants—65 Locations

•	Vacation Ownership – over 60 Resorts, 180,000 Owners

BFC Financial and BBX Capital: Principal Operations and Investments

•	Bluegreen Corporation: A timeshare and hospitality company

•	BBX Capital Real Estate: Acquisition, ownership, management, development and joint ventures in real estate

•	BBX Capital Partners Acquisitions and investments in middle market operating companies

BFC Financial and BBX Capital: Summary

This overview tells you what we do rather than who we are and how we are approaching our business. It is important to note:

First, our culture is entrepreneurial. Our objective is to make portfolio investments based on the fundamentals: quality real estate, the right operating companies and partnering with good people.

Second, our goal is to increase value over time as opposed to focusing on quarterly or yearly earnings. Since we expect our investments to be longer term, we anticipate and are willing to accept that our earnings are likely to be uneven. While capital markets generally encourage short term goals, our objective is long term growth as measured by increases in book value per share over time.

This document contains forward-looking statements which are made pursuant to the Safe Harbor Provision of the Private Securities Litigation Reform Act of 1995 and are also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All forecasts, projections, future plans or other statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements are based on current expectations and involve a number of risks and uncertainties. Actual results, performance, or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements contained herein, and we can give no assurance that our expectations will prove to be correct or that we will be successful in achieving long-term growth and profitability or any other goals or expectations described herein. Future results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of our control. These risks and uncertainties include, but are not limited to: the impact of economic, competitive and other factors on our operations, investments and assets; the risk that the legacy BankAtlantic assets retained by BBX Capital in connection with the sale of BankAtlantic may not be monetized at the values currently ascribed to them; risks relating to BFC and BBX Capital’s ability to successfully implement currently anticipated business plans, which may not be realized as anticipated, if at all, including that acquisitions of or investments in real estate developments, real estate joint ventures and operating businesses, including Renin, and the acquisitions of BBX Sweet Holdings, may not achieve the returns anticipated, may not be profitable and will expose us to risks associated with the project or business acquired or in which the investment was made, including, in the case of Renin, foreign currency exchange risk of the U.S. dollar compared to the Canadian dollar and Great Britain Pound, as well as the risk that the integration of acquired operating businesses may not be completed effectively or on a timely basis; investments in real estate developments, either directly or through joint ventures, will increase our exposure to downturns in the real estate and housing markets and further expose us to risks associated with real estate development activities, including that efforts to expand the entitlements associated with real estate projects may not be successful and that joint venture partners may not fulfill their obligations; risks relating to Bluegreen, which include, among other risks detailed in BFC’s filings with the SEC, and those inherent to companies operating in the time-share industry; and risks relating to the currently proposed merger between BFC and BBX Capital, including that the merger may not be consummated on the currently contemplated terms, when expected, or at all, the risk that, if consummated, the merger will not result in the benefits expected for the combined company, and risks associated with the significant costs, including litigation costs, incurred in connection with the merger. This document also contains information regarding past activities and operations. Prior or current performance is not a guarantee or indication of future performance, and not all of our past activities and investments have been described, some of which were not successful and resulted in losses. In addition to the risks and factors identified above, reference is also made to other risks and factors detailed in the reports filed by BFC and BBX Capital with the SEC, including, without limitation, those described in the “Risk Factors” section of the companies’ respective Annual Reports on Form 10-K for the year ended December 31, 2013, filed with the SEC March 17, 2014, and those described in the companies’ respective Quarterly Reports on Form 10-Q for the quarter ended June 30, 2014, filed with the SEC. We caution that the foregoing factors are not exclusive. We do not undertake, and specifically disclaim any obligation, to update or supplement any forward-looking statements.

Additional Information Regarding the Proposed Merger between BFC and BBX Capital and Where to Find it: In connection with the proposed merger between BFC and BBX Capital, BFC has filed a Registration Statement on Form S-4 with the SEC, which has been declared effective, and BFC and BBX Capital have mailed to their respective shareholders a joint proxy statement/prospectus concerning the merger. BFC and BBX Capital have also filed, and may in the future file, other documents with the SEC regarding the merger. Investors and shareholders of BFC and BBX Capital are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC carefully and in their entirety because they contain important information. Investors and shareholders of BFC and BBX Capital can obtain copies of the joint proxy statement/prospectus and other relevant documents filed with the SEC free of charge from the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by BFC are also available free of charge on BFC website at www.bfcfinancial.com under the tab “Investor Relations – Regulatory Info – SEC Filings” or by directing a request by mail to BFC Financial Corporation, 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Corporate Secretary, or by calling 954-940-4900. Copies of the documents filed with the SEC by BBX Capital are available free of charge on BBX Capital’s website at www.bbxcapital.com under the tab “Investors – SEC Filings” or by directing a request by mail to BBX Capital Corporation, 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Corporate Secretary, or by calling 954-940-4000. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

September 2014